UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
__________

(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Monmouth Real Estate Investment Corporation
(Name of Issuer)

Common Stock (par value $0.01 per share)
(Title of Class of Securities)

609720107
(CUSIP Number)

Eugene W. Landy Chairman of the Board UMH Properties, Inc. 3499 Juniper Business Plaza, Suite 3-C 3499 Route 9 North Freehold, New Jersey 07728
(732) 577-9997
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 609720107	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) UMH Properties, Inc., a Maryland corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X] Existence of a group is not affirmed but see relationship described herein.

3	SEC USE ONLY

4	SOURCE OF FUNDS BK, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) None

6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 2,031,685 SHARED VOTING POWER Not applicable SOLE DISPOSITIVE POWER 2,031,685 SHARED DISPOSITIVE POWER Not applicable

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,031,685

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.29%

14	TYPE OF REPORTING PERSON CO

This Amendment No. 1 (the "Amendment") is being filed by UMH Properties, Inc. ("UMH") to amend the statement on Schedule 13D previously filed by UMH with the Securities and Exchange Commission on September 21, 2007 with respect to the common stock, par value $0.01 per share of Monmouth Real Estate Investment Corporation (the "Issuer"), a Maryland corporation, ("Schedule 13D"). The purpose of this Amendment is to report the purchase by UMH of 325,704 additional shares of the Issuer's common stock on November 23, 2007 in a private transaction. Except as amended herein, all Items of Schedule 13D remain unchanged. Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

          The following is hereby added to the information in Item 3:

          The consideration for the purchase by UMH of 325,704 shares of the Issuer's Common Stock on November 23, 2007 was $2,768,484. To acquire the securities in the November 23, 2007 transaction, UMH primarily used the proceeds from a $2.5 million fixed-rate commercial bank loan made in the ordinary course of business from Two River Bank, which matures on November 8, 2009. The balance of the funds required for the purchase consisted of funds from working capital.

Item 4. Purpose of the Transaction.

          The following is hereby added to the information in Item 4:

          On November 23, 2007 UMH purchased 325,704 shares of Common Stock of the Issuer from Palisade Concentrated Equity Partnership, L.P., a Delaware limited partnership (the "Seller"), for the consideration described in Item 3 above and on the terms and conditions set forth in the Stock Purchase Agreement (the "Stock Purchase Agreement"), dated November 23, 2007, by and among the Seller, UMH and the Issuer, a copy of which is filed herewith.

Item 5. Interest in Securities of the Issuer.

Clause (a) of Item 5 is hereby amended and restated in its entirety as follows:

(a)	As of the close of business on November 23, 2007, UMH owns 2,031,685 shares of Common Stock of the Issuer, which represents 8.29% of the total outstanding shares of the Common Stock of the Issuer, including shares issuable upon conversion of convertible debentures held by UMH as described in section (c) below.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

          The information set forth or incorporated by reference in Items 4 and 5 is hereby incorporated herein by reference. UMH is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except, as disclosed in Items 4 and 5 above and except for the Stock Purchase Agreements referenced in Item 4 and filed as Exhibits 1 and 2 hereto.

Item 7. Material to be Filed as Exhibits.

The following is hereby added to the information in Item 7:

Exhibit Number	Description

2	Stock Purchase Agreement, dated November 23, 2007, by and among Palisade Concentrated Equity Partnership, L.P., a Delaware limited partnership, UMH Properties, Inc., a Maryland corporation, and Monmouth Real Estate Investment Corporation, a Maryland corporation.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 23, 2007 UMH PROPERTIES, INC. By: /s/ Eugene Landy Name: Eugene W. Landy Title: Chairman of the Board